SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

☒    Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2002

or

☐    Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from to	Commission file number 1-8607

BellSouth Savings and

Security Plan

BellSouth Corporation

1155 Peachtree Street, N.E.

Atlanta, Georgia 30309-3610

BELLSOUTH SAVINGS AND SECURITY PLAN

REPORT OF INDEPENDENT AUDITORS

To the Participants and Plan Administrator of

the BellSouth Savings and Security Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the BellSouth Savings and Security Plan (the “Plan”) at December 31, 2002 and 2001, and the changes in net assets available for benefits for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The Fund Information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/    PricewaterhouseCoopers LLP

Atlanta, Georgia

June 20, 2003

BELLSOUTH  SAVINGS

STATEMENT  OF  NET  ASSETS  AVAILABLE

December

(In Tho

	BellSouth Stock Fund	Indexed Stock Fund	Interest Income Fund	Vanguard Growth Index- Institutional	Fidelity Growth & Income Portfolio	Balanced Fund	Bond Fund
ASSETS
Share of Trust net assets	$704,303	$88,532	$517,554	$45,571	$43,745	$21,129	$47,668
Investment in BellSouth Savings and Security Employee Stock Ownership Plan Trust:
Shares of BellSouth common stock allocated to participants	—	—	—	—	—	—	—
Shares of BellSouth common stock held for future allocation	—	—	—	—	—	—	—
Temporary cash investments	—	—	—	—	—	—	—

Total Investments	704,303	88,532	517,554	45,571	43,745	21,129	47,668
Contributions receivable	901	257	984	221	196	69	127
Fund, BellSouth Retirement Savings Plan and other transfers receivable—net	431	184	—	—	—	—	160

Total Assets	705,635	88,973	518,538	45,792	43,941	21,198	47,955

LIABILITIES
Distributions payable	109	25	45	7	12	1	—
Fund, BellSouth Retirement Savings Plan and other transfers payable—net	—	—	733	22	20	—	—
Notes payable	—	—	—	—	—	—	—

Total Liabilities	109	25	778	29	32	1	—

Net Assets Available for Benefits	$705,526	$88,948	$517,760	$45,763	$43,909	$21,197	$47,955

The accompanying notes are an integ

AND  SECURITY  PLAN

FOR  BENEFITS,  WITH  FUND  INFORMATION

 31, 2002

usands)

T. Rowe Price Mid-Cap Growth	DFA U.S. Small Cap Value II Fund	DFA International Value II Fund	DFA U.S. Large Cap Value II Fund	Participant Loans	Other	Employee Stock Ownership Plan		Total
						Allocated	Unallocated

$40,398	$40,604	$7,105	$18,891	$33,319	$17,840	$—	$—	$1,626,659

—	—	—	—	—	—	460,738	—	460,738
—	—	—	—	—	—	—	42,549	42,549
—	—	—	—	—	—	594	5,831	6,425

40,398	40,604	7,105	18,891	33,319	17,840	461,332	48,380	2,136,371
185	151	34	83	—	—	—	—	3,208
168	—	10	10	1,246	—	—	—	2,209

40,751	40,755	7,149	18,984	34,565	17,840	461,332	48,380	2,141,788

1	17	2	17	4	—	41	—	281
—	18	—	—	—	17,840	90	—	18,723
—	—	—	—	—	—	—	30,796	30,796

1	35	2	17	4	17,840	131	30,796	49,800

$40,750	$40,720	$7,147	$18,967	$34,561	$—	$461,201	$17,584	$2,091,988

ral part of these financial statements.

BELLSOUTH SAVINGS

STATEMENT OF NET ASSETS AVAILABLE

December

(In Tho

ASSETS	BellSouth Stock Fund	Indexed Stock Fund	Interest Income Fund	Vanguard Growth Index- Institutional	Fidelity Growth & Income Portfolio	Balanced Fund

Share of Trust net assets	$1,115,367	$129,225	$361,691	$66,884	$54,692	$21,940
Investment in BellSouth Savings and Security Employee Stock Ownership Plan Trust:
Shares of BellSouth common stock allocated to participants	—	—	—	—	—	—
Shares of BellSouth common stock held for future allocation	—	—	—	—	—	—
Temporary cash investments	—	—	—	—	—	—

Total Investments	1,115,367	129,225	361,691	66,884	54,692	21,940
Contributions receivable	1,467	319	613	267	198	64
Fund, BellSouth Retirement Savings Plan and other transfers receivable—net	183	62	30	—	—	—

Total Assets	1,117,017	129,606	362,334	67,151	54,890	22,004

LIABILITIES
Distributions payable	340	47	194	12	15	1
Fund, BellSouth Retirement Savings Plan and other transfers payable—net	—	—	—	19	11	63
Notes payable	—	—	—	—	—	—

Total Liabilities	340	47	194	31	26	64

Net Assets Available for Benefits	$1,116,677	$129,559	$362,140	$67,120	$54,864	$21,940

The accompanying notes are an integ

AND SECURITY PLAN

FOR BENEFITS, WITH FUND INFORMATION

31, 2001

usands)

Bond Fund	T. Rowe Price Mid-Cap Growth	DFA U.S. Small Cap Value II Fund	DFA International Value II Fund	DFA U.S. Large Cap Value II Fund	Participant Loans	Other	Employee Stock Ownership Plan		Total
							Allocated	Unallocated
$25,415	$47,109	$23,860	$5,351	$16,364	$38,094	$7,004	$—	$—	$1,912,996

—	—	—	—	—	—	—	811,095	—	811,095

—	—	—	—	—	—	—	—	136,874	136,874
—	—	—	—	—	—	—	858	6,739	7,597

25,415	47,109	23,860	5,351	16,364	38,094	7,004	811,953	143,613	2,868,562
78	164	102	24	62	—	—	—	—	3,358

107	—	—	—	12	1,310	—	—	—	1,704

25,600	47,273	23,962	5,375	16,438	39,404	7,004	811,953	143,613	2,873,624

5	5	2	5	9	4	—	202	—	841

—	296	1	—	—	—	7,004	11	—	7,405
—	—	—	—	—	—	—	—	66,068	66,068

5	301	3	5	9	4	7,004	213	66,068	74,314

$25,595	$46,972	$23,959	$5,370	$16,429	$39,400	$—	$811,740	$77,545	$2,799,310

ral part of these financial statements.

     BELLSOUTH SAVINGS

STATEMENT OF CHANGES

FOR BENEFITS, WIT

Year Ended Dec

(In Tho

	Bellsouth Stock Fund	Indexed Stock Fund	Interest Income Fund	Vanguard Growth Index- Institutional	Fidelity Growth & Income Portfolio	Balanced Fund	Bond Fund
Net Assets Available for Benefits, December 31, 2001	$1,116,677	$129,559	$362,140	$67,120	$54,864	$21,940	$25,595

Employee contributions	28,799	8,461	63,489	7,125	5,798	2,218	5,783
Transfer of participants’ balances—net	(116,365)	(8,860)	169,715	(6,315)	1,212	1,582	17,921
Transfer to Cingular Wireless Master Savings Trust	(31)	(7)	(19)	(10)	—	—	—
Transfer from BellSouth Employee Stock Ownership Plan upon Merger	121,237	—	—	—	—	—	—
Supplemental contributions	—	—	—	—	—	—	—
Allocation of shares to participants	—	—	—	—	—	—	—
Transfer for loan repayment	—	—	—	—	—	—	—

Total Contributions, Allocations and Transfers	33,640	(406)	233,185	800	7,010	3,800	23,704
Share of Trust investment activities	(326,506)	(27,569)	21,778	(15,463)	(10,533)	(1,531)	3,388

Total	(292,866)	(27,975)	254,963	(14,663)	(3,523)	2,269	27,092

Less: Distributions to participants	118,285	12,636	99,343	6,694	7,432	3,012	4,732
Interest on notes payable	—	—	—	—	—	—	—

Net Assets Available for Benefits, December 31, 2002	$705,526	$88,948	$517,760	$45,763	$43,909	$21,197	$47,955

The accompanying notes are an integ

 AND SECURITY PLAN

 IN NET ASSETS AVAILABLE

H FUND INFORMATION

 ember 31, 2002

 usands)

T. Rowe Price Mid-Cap Growth	DFA U.S. Small Cap Value II Fund	DFA International Value II Fund	DFA U.S. Large Cap Value II Fund	Participant Loans	Other	Employee Stock Ownership Plan		Total
						Allocated	Unallocated

$46,972	$23,959	$5,370	$16,429	$39,400	$—	$811,740	$77,545	$2,799,310

5,450	4,672	1,031	2,374	—	—	—	—	135,200
5,716	24,858	2,775	6,554	(2,564)	1,977	(105,568)	—	(7,362)

(2)	—	—	—	—	—	(1,430)	—	(1,499)

—	—	—	—	—	—	—	—	121,237
—	—	—	—	—	—	—	27,411	27,411
—	—	—	—	—	—	55,369	(55,369)	—
—	—	—	—	—	—	(10,028)	10,028	—

11,164	29,530	3,806	8,928	(2,564)	1,977	(61,657)	(17,930)	274,987
(11,469)	(7,554)	(923)	(3,847)	—	(1,977)	(228,209)	(36,784)	(647,199)

(305)	21,976	2,883	5,081	(2,564)	—	(289,866)	(54,714)	(372,212)

5,917	5,215	1,106	2,543	2,275	—	60,673	—	329,863
—	—	—	—	—	—	—	5,247	5,247

$40,750	$40,720	$7,147	$18,967	$34,561	$—	$461,201	$17,584	$2,091,988

ral part of these financial statements.

     BELLSOUTH SAVINGS

STATEMENT OF CHANGES

FOR BENEFITS,

Year Ended Dec

(In Tho

	BellSouth Stock Fund	Indexed Stock Fund	Interest Income Fund	Vanguard Growth Index- Institutional	Fidelity Growth & Income Portfolio	Balanced Fund	Bond Fund
Net Assets Available for Benefits, December 31, 2000	$1,324,825	$177,024	$334,727	$97,468	$67,094	$22,941	$8,736

Employee contributions	40,503	10,001	26,312	8,146	5,785	2,076	2,742
Transfer of participants’ balances—net	(64,564)	(21,052)	50,643	(17,015)	(3.612)	434	15,847
Supplemental contributions	—	—	—	—	—	—	—
Allocation of shares to participants	—	—	—	—	—	—	—
Transfer for loan repayment	—	—	—	—	—	—	—

Total Contributions, Allocations and Transfers	(24,061)	(11,051)	76,955	(8,869)	2,173	2,510	18,589
Share of Trust investment activities	(49,549)	(20,421)	20,712	(12,217)	(6,420)	(640)	1,323

Total	(73,610)	(31,472)	97,667	(21,086)	(4,247)	1,870	19,912

Less: Distributions to participants	134,538	15,993	70,254	9,262	7,983	2,871	3,053
Interest on notes payable	—	—	—	—	—	—	—

Net Assets Available for Benefits, December 31, 2001	$1,116,677	$129,559	$362,140	$67,120	$54,864	$21,940	$25,595

The accompanying notes are an integ

 AND SECURITY PLAN

 IN NET ASSETS AVAILABLE

 WITH FUND INFORMATION

 ember 31, 2001

 usands)

T. Rowe Price Mid-Cap Growth	DFA U.S. Small Cap Value II Fund	DFA International Value II Fund	DFA U.S. Large Cap Value II Fund	Participant Loans	Other	Employee Stock Ownership Plan		Total
						Allocated	Unallocated

$52,675	$13,167	$6,123	$8,699	$41,284	$—	$881,321	$123,497	$3,159,581

4,801	1,702	706	1,762	—	—	—	—	104,536
(3,799)	8,134	452	7,464	(2,127)	166	(9,575)	—	(38,604)
—	—	—	—	—	—	—	26,102	26,102
—	—	—	—	—	—	65,492	(65,492)	—
—	—	—	—	—	—	(10,109)	10,109	—

1,002	9,836	1,158	9,226	(2,127)	166	45,808	(29,281)	92,034
(1,250)	3,125	(915)	150	3,222	(166)	(42,203)	(8,423)	(113,672)

(248)	12,961	243	9,376	1,095	—	3,605	(37,704)	(21,638)

5,455	2,169	996	1,646	2,979	—	73,186	—	330,385
—	—	—	—	—	—	—	8,248	8,248

$46,972	$23,959	$5,370	$16,429	$39,400	$—	$811,740	$77,545	$2,799,310

ral part of these financial statements.

BELLSOUTH SAVINGS

STATEMENT OF CHANGES

FOR BENEFITS, WITH

Year Ended Dec

(In Tho

	BellSouth Stock Fund	Indexed Stock Fund	Interest Income Fund	Vanguard Growth Index- Institutional	Fidelity Growth & Income Portfolio	Balanced Fund	Bond Fund

Net Assets Available for Benefits, December 31, 1999	$1,752,157	$207,625	$351,123	$90,650	$70,927	$25,154	$7,715

Employee contributions	50,900	13,445	35,526	11,208	6,589	2,450	744
Transfer of participants’ balances—net	(111,811)	708	37,950	41,946	1,433	(1,784)	681
Supplemental contributions	—	—	—	—	—	—	—
Allocation of shares to participants	—	—	—	—	—	—	—
Transfer for loan repayment	—	—	—	—	—	—	—

Total Contributions, Allocations and Transfers	(60,911)	14,153	73,476	53,154	8,022	666	1,425
Share of Trust investment activities	(148,371)	(17,323)	20,131	(27,360)	(1,659)	798	819

Total	(209,282)	(3,170)	93,607	25,794	6,363	1,464	2,244

Less: Distributions to participants	218,050	27,431	110,003	18,976	10,196	3,677	1,223
Interest on notes payable	—	—	—	—	—	—	—

Net Assets Available for Benefits, December 31, 2000	$1,324,825	$177,024	$334,727	$97,468	$67,094	$22,941	$8,736

The accompanying notes are an integ

AND SECURITY PLAN

IN NET ASSETS AVAILABLE

FUND INFORMATION

ember 31, 2000

usands)

T. Rowe Price Mid-Cap Growth	DFA U.S. Small Cap Value II Fund	DFA International Value II Fund	DFA U.S. Large Cap Value II Fund	Participant Loans	Other	Employee Stock Ownership Plan		Total
						Allocated	Unallocated

$20,379	$11,191	$5,680	$9,221	$39,628	$—	$1,063,635	$186,131	$3,841,216

4,363	1,188	676	864	—	—	—	—	127,953
31,734	1,720	783	(749)	(6,211)	(1,090)	(16,035)	—	(20,725)
—	—	—	—	—	—	—	24,861	24,861
—	—	—	—	—	—	40,221	(40,221)	—
—	—	—	—	—	—	(9,863)	9,863	—

36,097	2,908	1,459	115	(6,211)	(1,090)	14,323	(5,497)	132,089
2,134	1,055	(4)	670	9,863	1,090	(96,712)	(46,159)	(301,028)

38,231	3,963	1,455	785	3,652	—	(82,389)	(51,656)	(168,939)

5,935	1,987	1,012	1,307	1,996	—	99,925	—	501,718
—	—	—	—	—	—	—	10,978	10,978

$52,675	$13,167	$6,123	$8,699	$41,284	$—	$881,321	$123,497	$3,159,581

ral part of these financial statements.

BELLSOUTH SAVINGS AND SECURITY PLAN

NOTES TO FINANCIAL STATEMENTS

(Dollars in Thousands, Except Per-Participant Amounts)

1.     Plan Description

General

The following description of the BellSouth Savings and Security Plan (the Plan) provides only general information. For additional information, participants should refer to the Plan Prospectus/Summary Plan Description, as supplemented (SPD). A copy of the SPD can be obtained by calling the BellSouth Participant Service Center at 1-866-697-1006. In addition, copies of the Plan, trust agreement and other related documents which include details of the Plan can be obtained by writing to: Secretary, BellSouth Savings Plan Committee, Room 13C09, 1155 Peachtree Street, N.E., Atlanta, Georgia 30309-3610.

The Plan was established by BellSouth Corporation (BellSouth) to provide a convenient way for non-management employees to save for their retirement on a long-term basis and to acquire an ownership interest in BellSouth. The Plan consisted of two parts: one is a profit sharing plan which includes a qualified cash or deferred arrangement and which is intended to qualify as such under Sections 401(a), 401(k) and 401(m) and related sections of the Internal Revenue Code of 1986, as amended (the Code); the second part is an Employee Stock Ownership Plan (ESOP) which is designed as a stock bonus plan to invest primarily in shares of BellSouth Common Stock and which is intended to qualify under Sections 401(a), 401(m) and 4975(e)(7) and related sections of the Code. Effective January 1, 2002, the Plan includes a third part, an employee stock ownership plan which is designed as a stock bonus plan to invest primarily in BellSouth shares held in the BellSouth Stock Fund and which is intended to qualify as such under Code sections 401(a), 401(k), 401(m) and 4975(e)(7) and related sections of the Code. As such, participants invested in the BellSouth Stock Fund may elect to have their quarterly dividends either reinvested in the fund or passed-through and paid to them outside the Plan in cash as taxable income. Effective March 15, 2002, participants in the Plan were able to diversify their past and future company match, previously held in the ESOP Allocated Shares Fund. All regular full-time and part-time employees of participating BellSouth companies who are covered by a collective bargaining agreement and have completed at least one year of service are eligible to participate. The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended.

Master Trust

For investment purposes, the assets of the Plan are held in the BellSouth Master Savings Trust (the Master Savings Trust). The Master Savings Trust also holds the assets of the BellSouth Retirement Savings Plan (BRSP).

Investment Options

At December 31, 2002, the Plan’s assets were comprised of the following investment vehicles: BellSouth Stock Fund, Indexed Stock Fund, Interest Income Fund, Bond Fund, Balanced Fund and the following mutual funds: Fidelity Growth & Income Portfolio, Vanguard Growth Index—Institutional, DFA U.S. Small Cap Value II Fund, T. Rowe Price Mid-Cap Growth, DFA U.S. Large Cap Value II Fund and DFA International Value II Fund. All investments are valued on a daily basis.

Concentrations of Risk

At December 31, 2002 and 2001, the Plan’s assets were significantly concentrated in shares of BellSouth Common Stock, the value of which is subject to fluctuations related to corporate, industry and economic factors.

BELLSOUTH SAVINGS AND SECURITY PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, Except Per-Participant Amounts)

1.    Plan Description—(continued)

The Plan’s other investment options include a variety of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities subject participants to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits, With Fund Information.

Vesting

Participant contributions vest immediately. Employing company matching contributions vest upon a participant’s completion of three years of service. One year of vesting service is earned upon a participant’s completion of 1,000 work hours during any year.

Participant Loans (Whole Dollars)

Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of $50,000 minus the highest outstanding loan principal balance over the previous twelve months or 50 percent of their before-tax account balances as defined by the Plan document and any amounts rolled over to the Plan from other qualified plans. Loan balances are secured by the assets allocated to the participants’ accounts and bear interest at various rates which ranged from 5.25% to 10.5% at December 31, 2002. Principal and interest are paid ratably through periodic payroll deductions for active employees and by coupon for nonactive employees.

Service Providers

State Street Bank & Trust Company serves as the Trustee for the Master Savings Trust. Effective April 30, 2002, Fidelity Investments, Inc. became the record keeper and service center for the Plan, replacing Metropolitan Life Insurance Company.

BellSouth Employee Stock Ownership Plan Merger

Effective May 1, 2002, the BellSouth Employee Stock Ownership Plan (PAYSOP) merged with the BellSouth Savings Plans. Participant accounts have been moved to the BellSouth Retirement Savings Plan (for management employees) or to the BellSouth Savings and Security Plan (for non-management employees) where each participant’s allocated shares have been placed in the BellSouth Stock Fund. The total assets transferred into the Plan was $121,237.

Cingular Wireless Transfer

Effective February 1, 2002, participant balances for employees were transferred from the Plan to the Cingular Wireless joint venture via a trust to trust transfer to State Street Bank as trustee for the Cingular Wireless 401(k) Savings Plan. The total asset transfer was $1,499.

2.    Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and

BELLSOUTH SAVINGS AND SECURITY PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, Except Per-Participant Amounts)

2.    Accounting Policies—(continued)

changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

With respect to the Statements of Net Assets Available for Benefits, With Fund Information for the years presented, allocated Share of Trust Net Assets includes investments at fair value, accrued interest income, accrued dividends, receivables for investments sold, payables for investments purchased and accrued administrative expenses of the Master Savings Trust.

With respect to the Statements of Changes in Net Assets Available for Benefits, With Fund Information for the years presented, allocated Share of Trust Investment Activities includes the sum of realized gains, net of realized losses, the net change in unrealized appreciation/(depreciation) of the fair value of the investments, interest income, dividends, investment manager fees and other administrative fees paid by the Master Savings Trust.

The values of investments in the Master Savings Trust are determined as follows:

•	Shares of BellSouth Common Stock and equity securities underlying the Indexed Stock Fund are valued on the basis of the closing price per share on December 31, 2002 and 2001 as reported on the New York Stock Exchange or, if no sales were made on that date, at the closing price on the next preceding day on which sales were made;

•	The values of mutual funds, all of which are traded on a national securities exchange, are based on published daily closing net asset values as reported by the respective securities exchanges;

•	Over-the-counter securities and government obligations are valued based on the bid prices on December 31, 2002 and 2001 from published sources where available and, if not available, from other sources considered reliable;

•	Annuity contracts with insurance companies and synthetic contracts (derivatives) are fully benefit responsive and are valued at principal plus reinvested interest; and

•	Future and forward contracts (derivatives) are carried at fair value and reflect the amount that the Master Savings Trust would receive or pay to terminate the contracts at the reporting date.

Purchases and sales of securities are reflected as of the trade date.

Realized gains and losses on sales of investments are determined on the basis of average cost.

Dividend income is recognized on the date the Master Savings Trust is entitled to the benefit. Interest earned on investments is recognized on the accrual basis.

Realized gains and losses as well as the current unrealized gains and losses of open derivative contracts are recorded currently to income.

3.    Contributions

Employee contributions to the Plan are recorded based upon authorized basic and supplemental contributions. The maximum basic contribution rate was $65 per week for 2002 and $60 per week for 2001 and 2000. Participants may contribute up to the IRS limit of their eligible compensation to the Plan on a before-tax basis.

BELLSOUTH SAVINGS AND SECURITY PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, Except Per-Participant Amounts)

3.    Contributions—(continued)

As discussed in Section 3 of the Plan document, participants may also rollover amounts into the Plan from other qualified plans.

The employing company makes matching contributions to the Employee Stock Ownership Plan (ESOP) in respect of each participant’s authorized basic contribution. The rate of the employing company matching contribution remains in effect for a twelve-month period from April 1 through March 31 and may vary by business unit. The employing company makes a matching contribution that is a percentage of the employee’s basic contribution. The ranges of matching contribution rates for the three years ended December 31, 2002 were as follows:

	2002	2001	2000
January-March	65% - 81%	81%	76%
April-December	55%	65% - 81%	81%

4.    Plan Expenses

Each participant in the Plan is charged a flat annual fee for Plan administrative expenses, including recordkeeping, trustee and other expenses considered reasonable by the Plan administrator. The fee is divided on a pro rata basis among each investment option of the participant. The per-participant fee was $36.00 for 2002 and 2001, and $35.25 for 2000. Additional fees are charged to individual participants for various services provided by the Plan’s recordkeeper.

Investment manager fees are paid by the Master Savings Trust. The Plan’s share of investment manager fees included in allocated share of Trust investment activities in the Statements of Changes in Net Assets Available for Benefits, with Fund Information for the years presented, were as follows:

	For the Year Ended December 31,
	2002	2001	2000
BellSouth Stock Fund	$167	$246	$269
Indexed Stock Fund	15	18	(14)
Interest Income Fund	181	157	151
Balanced Fund	26	43	26
Bond Fund	80	45	17
Allocated ESOP	70	133	125

	$539	$642	$574

For the mutual funds, investment manager fees are not paid directly from the Master Savings Trust. However, these investments are subject to mutual fund management fees which reduce the overall return of the respective mutual fund. These fees, expressed as percentages of fund assets, which were assessed against the mutual funds by their respective managers, were as follows:

	For the Year Ended December 31,
	2002	2001	2000
Vanguard Growth Index-Institutional	0.10%	0.12%	0.12%
Fidelity Growth & Income Portfolio	0.69%	0.66%	0.67%
T. Rowe Price Mid-Cap Growth	0.89%	0.89%	0.87%
DFA U.S. Small Cap Value II Fund	0.32%	0.41%	0.44%
DFA International Value II Fund	0.41%	0.53%	0.50%
DFA U.S. Large Cap Value II Fund	0.26%	0.31%	0.37%

BELLSOUTH SAVINGS AND SECURITY PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, Except Per-Participant Amounts)

5.    Tax Status

The Plan was amended and restated effective July 1, 2001 to comply with the provisions of the GUST amendment to ERISA. The following acts are collectively referred to as the GUST amendment: the Retirement Protection Act of 1994, Uniformed Services Employment and Reemployment Rights Act of 1994, Small Business Job Protection Act of 1996, Taxpayer Relief Act of 1997, and the Internal Revenue Service Restructuring and Reform Act of 1998.

The Internal Revenue Service has determined and informed BellSouth by a favorable determination letter dated January 17, 2003 that the Plan and related Trust meet the requirements of Section 401(a) of the Code and are exempt from federal income taxes under Section 501(a) of the Code.

The federal income tax effects on participants with respect to the Plan are described in the SPD.

6.    Termination Priorities

BellSouth intends to continue the Plan indefinitely but reserves the right to terminate or amend it. In the event the Plan is terminated and if BellSouth or its subsidiaries sponsor another defined contribution plan, the participants may elect to have their account balances transferred to the other plan. If BellSouth or its subsidiaries do not sponsor such a plan, the participants would receive a lump-sum distribution of their account balances.

7.    Interest in BellSouth Master Savings Trust

The assets of the Plan are held in the Master Savings Trust and are commingled with the assets of the BRSP. The assets of the Master Savings Trust are allocated to the Plan based upon the total of each individual plan participant’s share of the Master Savings Trust’s assets. The Plan’s allocated share of the total net assets of all funds in the Master Savings Trust was 32.99744% at December 31, 2002 and 30.37252% at December 31, 2001. The Plan’s allocated share of the net assets of each fund in the Master Savings Trust at December 31, 2002 and 2001 were as follows:

	2002	2001
BellSouth Stock Fund	46.29911%	43.83355%
Indexed Stock Fund	13.33533%	12.65063%
Interest Income Fund	28.20512%	25.93407%
Vanguard Growth Index-Institutional	27.95019%	25.36455%
Fidelity Growth & Income Portfolio	26.98023%	25.16737%
Balanced Fund	20.79796%	18.20005%
Bond Fund	20.58228%	14.38763%
T. Rowe Price Mid-Cap Growth	25.38960%	23.89580%
DFA U.S. Small Cap Value II Fund	24.14117%	18.08438%
DFA International Value II Fund	19.35542%	14.70964%
DFA U.S. Large Cap Value II Fund	28.16339%	25.34689%
Participant Loans	39.97020%	35.77935%
Other	78.23991%	25.38325%

BELLSOUTH SAVINGS AND SECURITY PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, Except Per-Participant Amounts)

7.    Interest in BellSouth Master Savings Trust—(continued)

The financial position of the Master Savings Trust at December 31, 2002 and 2001 was as follows:

Assets:	2002	2001
Investments at value:
BellSouth Stock Fund:
Shares of BellSouth Common Stock#	$1,511,311	$2,529,043
Temporary cash investments	9,719	11,323
Distributable shares	1,412	54
Indexed Stock Fund:
Equity Index Fund#	663,941	1,021,525
Interest Income Fund:
General account investment contracts	223,953	33,422
Security backed investments	1,549,182	1,313,174
Temporary cash investments	54,740	41,780
Vanguard Growth Index-Institutional:
Securities	163,044	263,689
Fidelity Growth & Income Portfolio:
Securities	162,135	217,311
Balanced Fund:
Securities	92,402	108,688
Temporary cash investments	9,191	11,554
Bond Fund:
Securities	208,076	236,785
Temporary cash investments	51,989	20,791
T. Rowe Price Mid-Cap Growth:
Securities	159,114	197,142
DFA U.S. Small Cap Value II Fund:
Securities	168,194	131,938
DFA International Value II Fund:
Securities	36,707	36,381
BrokerageLink Account@:
Securities	43,767	68,168
Temporary cash investments	17,358	15,885
DFA U.S. Large Cap Value II Fund:
Securities	67,075	64,562
Participant Loans:
Loans to participants	83,361	106,468
Contribution Account†:
BellSouth Common Shares	3,361	4,830
Temporary cash investments	1,108	2,886
Distribution Account†:
Temporary cash investments	18,233	19,837

(Continued)

BELLSOUTH SAVINGS AND SECURITY PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, Except Per-Participant Amounts)

7.    Interest in BellSouth Master Savings Trust—(continued)

	2002	2001
Pass-Thru Dividend Account†:
Temporary cash investments	33	—
Stale Dated Account†:
Temporary cash investments	1,090	—
Expense Account†:
Temporary cash investments	—	762
Dividends and interest income receivable	8,804	8,682
Receivable for investments sold	—	4,260
Other receivables	8	—
Variation margin receivable	14	318

	5,309,322	6,471,258

Liabilities:
Payable for investments purchased	30,995	81,991
Other payables	1,562	2,264

Trust net assets (excluding ESOP Trusts)	5,276,765	6,387,003

Investment in ESOP Trusts:
Shares of BellSouth Common Stock allocated to participants#	1,027,171	1,953,046
Distributable shares	1,484	22
Shares of BellSouth Common Stock held for future allocation	152,130	418,893
Temporary cash investments	16,801	20,351

Total investments	6,474,351	8,779,315

Liabilities:
Notes payable	108,183	212,831

Trust net assets	$6,366,168	$8,566,484

Investments at cost	$6,762,673	$7,366,744

#	Represents an individual investment which is 5% or more of the Net Assets of the Master Savings Trust.
†	These accounts are combined and presented as the “Other” fund in the accompanying financial statements.
@	Prior to May 1, 2002, the Self-Directed option was offered through the Schwab PCRA.

The Master Savings Trust is party to derivative financial instruments for purposes other than trading. The most significant of the derivatives, guaranteed investment contracts (GICs) including synthetics, are used to offer a fixed interest rate of return over time, in which the principal and interest components can be accessed at book value. Synthetic GICs are actively managed, collateralized portfolios which offer increased credit quality over traditional GICs. Other derivative instruments, consisting of highly liquid exchange traded equity and debt futures are used primarily to rebalance the fixed income/equity allocation of the Trust’s portfolio. In addition, mortgage rolls (forward contracts) are used in combination with actively managed cash equivalents to provide enhanced yield from mortgage sector bonds.

BELLSOUTH SAVINGS AND SECURITY PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, Except Per-Participant Amounts)

7.    Interest in BellSouth Master Savings Trust—(continued)

Distributions from the BellSouth Stock Fund and the BellSouth Management Savings and ESOP Trust and the BellSouth Savings and Security ESOP Trust (the ESOP Trusts) that are payable in shares of BellSouth Common Stock are separated from the “Shares of BellSouth Common Stock” and “Shares of BellSouth Common Stock allocated to participants” lines and reflected as “Distributable Shares.”

Assets in the BellSouth Stock Fund, Bond Fund, Indexed Stock Fund, mutual funds and some of the assets in the Balanced Fund and the BrokerageLink Account are invested in securities which fluctuate in market value, therefore the values of the fund units fluctuate daily.

Assets in the Interest Income Fund are invested in the following types of financial vehicles:

•	Temporary Cash Investments—These are short-term money market investments, maturing in less than twelve months, that are necessary to meet daily liquidity needs.

•	General Account Investment Contracts—These contracts are also referred to as traditional investment contracts. An investment contract is termed “general account” when the assets committed to the contract are commingled with other general assets of the contract issuer. The contract issuer promises to return the invested principal plus a stated rate of interest upon maturity. The quality of the promise is a function of the financial condition of the contract issuer.

•	Security Backed Investments—These are generic terms which refer to investment contracts other than “traditional” general account investment contracts as defined above. These investments consist of a combination of marketable securities, owned directly by the Plan or as units of a separate account or trust owned by the Plan, and an investment contract that provides liquidity for eligible employee benefits at book value.

—	Group Trust Investment Contracts—Group Trust refers to the INVESCO Group Trust for Retirement Benefit Plans. The INVESCO Group Trust contains a series of commingled investment funds, available only to INVESCO clients, constructed to provide a stable value portfolio with the beneficial elements of various fixed income management strategies. The Plan’s investment in any one of the various INVESCO Group Trust Funds is unitized and may be “wrapped” by an independent financial institution through the issuance of an investment contract.

—	Separate Account Investment Contracts—An investment contract is termed “separate account” when the assets committed to the contract are segregated from the general assets of the contract issuer through the use of a specifically identifiable separate account. The separate account may be comprised of investments from one Plan or Trust, or comprised of investments from multiple qualified retirement Plans and Trusts. Though ownership of the assets held in a separate account is retained by the contract issuer, the assets are protected from liabilities arising from the contract issuers’ general operations. The investment performance of a separate account investment contract may be a function of the investment performance of the investments held in the separate account.

—	Synthetic Investment Contract—The term “synthetic” investment contract is used to describe a variety of investment contracts under which a Plan retains ownership of the invested assets, or owns units of an account or trust which holds the invested assets. A “synthetic” investment contract, also referred to as a “wrap” contract, is negotiated with an independent financial institution. Under the terms of these investment contracts, the contract issuer ensures the Plan’s ability to pay eligible employee benefits at book value. The investment performance of a synthetic investment contract may be a function of the investment performance of the invested assets.

BELLSOUTH SAVINGS AND SECURITY PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, Except Per-Participant Amounts)

7.    Interest in BellSouth Master Savings Trust—(continued)

The value of the Interest Income Fund reflected in these financial statements is based upon the principal invested and the interest credited. The fair value of the Interest Income Fund, by investment type, at December 31, 2002 and 2001 was as follows:

	December 31, 2002	December 31, 2001
General account investment contracts	$3,508	$33,422
Security backed investments:
Underlying assets	1,867,433	1,358,287
Wrapper contracts	(97,807)	(45,113)

Total contracts	$1,773,134	$1,346,596

The contracts held by the Master Savings Trust in the Interest Income Fund are considered fully benefit-responsive in accordance with AICPA Statement of Position 94-4. The crediting interest rate was 4.77% at December 31, 2002 and 5.77% at December 31, 2001. The average yield was 5.16% in 2002 and 6.24% in 2001. Interest rates are reset on a semi-annual, quarterly or monthly basis to move the current book value of these investments toward the projected future market value over the life of the contract.

During 1990, the ESOP Trusts issued medium-term notes in the aggregate amount of $850 million to fund the purchase of BellSouth Common Stock to be utilized at later dates to fulfill match obligations. Shares purchased with such funds are released for allocation to participant accounts based on a prescribed schedule coinciding with payments on the ESOP notes.

Assets held in the Master Savings Trust are generally unavailable to service the ESOP debt; however, the notes are guaranteed by and are subject to direct recourse against BellSouth. BellSouth contributes to the ESOP Trusts an amount necessary, net of ESOP dividends and interest, to service the ESOP notes. Such contributions are classified as Supplemental Contributions in the accompanying Statements of Changes in Net Assets Available for Benefits, With Fund Information. These contributions are subject to the claims of holders of debt securities issued by the ESOP Trusts but are held at BellSouth and paid to the ESOP Trusts twice yearly to fund, on a same day basis, required payments by the ESOP Trusts on the notes. Such contributions would not remain in the ESOP Trusts unless there was a default on the debt securities by the ESOP Trustee after having received the required contributions from BellSouth. Therefore, holders of the debt securities should not rely on the assets of the ESOP Trusts in arriving at an investment decision with respect to the debt securities.

In addition to Supplemental Contributions, BellSouth contributes amounts necessary to purchase any additional shares required to meet the match obligations after shares released by the ESOP Trusts have been used. Such contributions are classified as Employing Company Contributions in the accompanying Statements of Changes in Net Assets Available for Benefits, With Fund Information.

In lieu of receiving cash dividends earned on shares of BellSouth Common Stock which have been allocated to participants from the ESOP Trusts, participant accounts are credited with equivalent shares of BellSouth Common Stock. Dividends on the related ESOP shares are transferred to the Unallocated ESOP Fund and are applied towards the service of the ESOP notes. The transfer of these earnings is classified as Transfer for Loan Repayment in the accompanying Statements of Changes in Net Assets Available for Benefits, With Fund Information.

BELLSOUTH SAVINGS AND SECURITY PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, Except Per-Participant Amounts)

7.    Interest in BellSouth Master Savings Trust—(continued)

BellSouth made supplemental cash contributions to the ESOP Trusts in the amount of $84,492 in 2002, $79,477 in 2001, and $75,497 in 2000 for the purpose of servicing the guaranteed debt. A description of each debt issue is as follows:

BellSouth Management Savings and ESOP Trust:

Title	Amount	Interest Rate	Due Date
Amortizing Medium-Term Notes, Series A	$275,000	9.125%	July 1, 2003
Amortizing Medium-Term Notes, Series A	$275,000	9.190%	July 1, 2003

Total	$550,000

BellSouth Savings and Security ESOP Trust:

Title	Amount	Interest Rate	Due Date
Amortizing Medium-Term Notes, Series A	$300,000	9.125%	July 1, 2003

Maturities of the ESOP Trusts’ short-term debt outstanding at December 31, 2002 were as follows:

	2003	2004	Total
Maturities	$108,183	—	$108,183

Investment activities of the Master Savings Trust are allocated to the Plan based upon the total of each individual Plan participant’s share of the Master Savings Trust investment activities during the period ended December 31, 2002.

The Master Savings Trust investment activities for the years ended December 31, 2002, 2001, and 2000 were as follows:

	For the Year Ended December 31,
	2002	2001	2000
Investment Activities:
Dividends on shares of BellSouth Common Stock	$92,105	$100,945	$112,515
Interest Income Fund income	81,497	80,222	70,326
Other interest	13,363	19,928	37,067
Net change in unrealized depreciation on investments	(1,905,336)	(802,173)	(1,575,258)
Net realized gain on investments	49,068	227,660	589,455
Investment manager fees	(1,905)	(2,245)	(1,741)
Other fees	(3,701)	(4,748)	(3,021)

Net investment activities	$(1,674,909)	$(380,411)	$(770,657)

8.    Commitments and Contingencies

Three substantially identical class action lawsuits were filed in 2002 in the United States District Court for the Northern District of Georgia against BellSouth, its directors, three of its senior officers, and other individuals,

BELLSOUTH SAVINGS AND SECURITY PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, Except Per-Participant Amounts)

8.    Commitments and Contingencies—(continued)

alleging violations of the Employee Retirement Income Security Act (“ERISA”). The plaintiffs, who seek to represent a putative class of participants and beneficiaries of BellSouth’s 401(k) plan allege that the defendants breached fiduciary duties in violation of ERISA, among other things, by (1) failing to provide accurate information to the plan participants and beneficiaries; (2) failing to ensure that the plan’s assets were invested properly; (3) failing to monitor the plan’s fiduciaries; and (4) failing to disregard plan directives that the defendants knew or should have known were imprudent. The plaintiffs are seeking an unspecified amount of damages, injunctive relief, attorneys’ fees and costs. Certain factual allegations underlying these lawsuits are substantially similar to those in the putative securities class actions captioned In re BellSouth Securities Litigation. At this early stage of the litigation, the likely outcome of the case cannot be predicted, nor can a reasonable estimate of loss, if any, be made.

9.    Subsequent Events

In June of 2003 the Employee Benefit Committee approved a plan amendment effective July 1, 2003, which will allow participants having shares in their Allocated ESOP fund the election to have their quarterly dividends either reinvested in the fund or passed-through and paid to them outside the Plan in cash as taxable ordinary income.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the BellSouth Savings and Security Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

BellSouth Savings and Security Plan

By: BellSouth Corporation

By:    /s/    RAWDON W. MCARTHUR

          Rawdon W. McArthur

          Chief Investment Officer

Date:    June 30, 2003